# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRAIL, INC., CIK 0001699031
CUSIP: 384747101
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1525 O'Brien Drive, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001110803

## Reporting persons
- Illumina, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 1,302,126; shared voting power 0; sole dispositive power 1,302,126; shared dispositive power 0; aggregate amount beneficially owned 1,302,126 (3.2% of the class)
  Comment: Note 1: The figure in boxes 5, 7 and 9 represents shares of Common Stock of GRAIL, Inc. (the "Company") directly or indirectly beneficially owned by Illumina, Inc. ("Illumina") as of February 17, 2026, the date of this filing. As of December 31, 2025, Illumina, Inc. ("Illumina") directly or indirectly beneficially owned 2,502,126 shares of the Company's Common Stock.
  
  Note 2: For Box 11, the denominator for this calculation is based on 40,800,541 shares of Common Stock outstanding as of November 14, 2025, as reported in GRAIL's prospectus supplement dated November 14, 2025 to its Registration Statement on Form S-3 filed with the U.S. Securities and Exchange Commission on November 13, 2025.

## Item 1. Issuer
Name of issuer: GRAIL, INC.
Address of issuer's principal executive offices: 1525 O'Brien Drive, Menlo Park, California, 94025

## Item 2. Person Filing
Name of person filing: Illumina, Inc.
Address of principal business office or, if none, residence: 5200 Illumina Way, San Diego, CA 92122
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,302,126
Percent of class: 3.2%
Sole power to vote or to direct the vote: 1,302,126
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,302,126
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Illumina, Inc.: /s/ Ankur Dhingra, Ankur Dhingra, Chief Financial Officer (02/17/2026)